

Josh T. Rufolo · 3rd

Chief Acquisition Officer at Pocket Properties App

Talks about #sales, #growth, #hiringthebest, and #realestatebusiness

Greater Richmond Region · **Contact info**

6,564 followers · **500+** connections

 **Pocket Properties App**

 **Stevenson University**

Experience


Chief Executive Officer
Pocket Properties App · Full-time
May 2021 – Present · 6 mos
Richmond, Virginia, United States

in helped me get this job


Area Operations Manager
Amazon · Full-time
May 2020 – Present · 1 yr 6 mos
Richmond, Virginia, United States

in helped me get this job


Co-Owner
Loop GIS, LLC
Jul 2017 – Present · 4 yrs 4 mos
Richmond, Virginia

We are a data Management company. We specializes in customizing our clients data to increase their sales or to help them better understand their data. Mytmaps.com is owned by Loop GIS, and is an example of a custom built platform for a direct sales company to visualize their leads and increase sales.


President
Apex Management Group, Inc.
Jun 2015 – Mar 2020 · 4 yrs 10 mos
Richmond, Virginia Area

Managing partner, and President

Education


Stevenson University
Business Administration and Management, General
2013 – 2015


Stevenson University
Business Administration and Management, General
2013 – 2015
Activities and Societies: Stevenson Men's lacrosse

While attending Stevenson university I was a full time student, and also member of the varsity men's lacrosse team.